UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under Securities Exchange Act of 1934
(Amendment No. 2)*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Ligang Zhang

c/o iKang Healthcare Group, Inc.

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

People’s Republic of China

+86 10 5320 6080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.

*** This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108			13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ligang Zhang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 4,374,371[1]
		8	Shared Voting Power 0
		9	Sole Dispositive Power 4,374,371[1]
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.9%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.5% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person IN

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A Common Shares held by ShanghaiMed, Inc., which is wholly owned by Time Intelligent Finance Limited; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 2.

The rights of the holders of Class A and Class C Common Shares are identical, except with respect to voting and conversion rights. Each Class A Common Share will be entitled to one vote per share. Each Class C Common Share will be entitled to 15 votes per share and is convertible at any time into one Class A Common Share.

2  Percentage calculated based on 32,827,140 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2015, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 2.

CUSIP No. 45174L108			13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Intelligent Finance Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,374,371[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.9%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.5% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A Common Shares held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 2. As Time Intelligent Finance Limited is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor, Time Intelligent Finance Limited shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on 32,827,140 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 2.

CUSIP No. 81783J 101			13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ShanghaiMed, Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 3,042,550[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 3,042,550[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,042,550[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
9.0%[2]. The voting power of the shares beneficially owned by the Reporting Person represents 6.7% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 2,892,550 Class A Common Shares held by ShanghaiMed, Inc.; and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 2. As ShanghaiMed, Inc. is wholly owned by Time Intelligent Finance Limited, it shares the voting and dispositive power of such 3,042,550 Common Shares with Time Intelligent Finance Limited, Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on 32,827,140 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 2.

CUSIP No. 81783J 101			13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,374,371[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.9%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.5% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A Common Shares held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 2. TMF (Cayman) Ltd. is the trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor. As TMF (Cayman) Ltd. holds all of the equity interests in Time Evergreen Company Limited which in turn holds all of the equity interests in Time Intelligent Finance Limited, TMF (Cayman) Ltd. shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and Time Intelligent Finance Limited.

2  Percentage calculated based on 32,827,140 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 2.

CUSIP No. 81783J 101			13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Evergreen Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,374,371[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.9%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.5% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A Common Shares held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days of the date of this Amendment No. 2. As Time Evergreen Company Limited holds all of the equity interests in Time Intelligent Finance Limited and is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor, Time Evergreen Company shares the voting and dispositive power of such 4,374,371 Common Shares with Time Intelligent Finance Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on 32,827,140 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 2.

Introductory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the previous Schedule 13D filed by the Reporting Persons with the SEC on September 9, 2015 (as amended by Amendment No. 1 filed with the SEC on January 5, 2016, the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, Mr. Ligang Zhang, Time Intelligent and ShanghaiMed withdrew from the Consortium and ceased to be members of the Consortium effective as of June 7, 2016.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On February 3, 2016, Ontario Teachers’ Pension Plan Board withdrew from the Consortium pursuant to Section 5.1 of the Amended Consortium Agreement.

On June 7, 2016, Mr. Ligang Zhang, Time Intelligent and ShanghaiMed delivered a notice (the “Consortium Withdrawal Notice”) to the other members of the Consortium and withdrew from the Consortium.

On June 7, 2016, Mr. Ligang Zhang, Time Intelligent and ShanghaiMed delivered a notice (the “Proposal Withdrawal Notice”) to the special committee of the board of directors of the Issuer which notified the Issuer that such parties had determined to withdraw the Proposal. The withdrawal of the Proposal became effective on June 7, 2016.

The descriptions of the Consortium Withdrawal Notice and the Proposal Withdrawal Notice in this Item 4 are qualified in their entirety by reference to the complete text of the Consortium Withdrawal Notice and the Proposal Withdrawal Notice, which have been filed as Exhibit 7.5 and Exhibit 7.6 to this Amendment No. 2 and are incorporated by reference in their entirety into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Consortium Withdrawal Notice and the Proposal Withdrawal Notice, which have been filed as Exhibit 7.5 and Exhibit 7.6 to this Amendment No. 2, respectively, are incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 7.5:  Consortium Withdrawal Notice, dated June 7, 2016, executed by Mr. Ligang Zhang, Time Intelligent and ShanghaiMed.

Exhibit 7.6:  Proposal Withdrawal Notice, dated June 7, 2016, executed by Mr. Ligang Zhang, Time Intelligent and ShanghaiMed.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2016

LIGANG ZHANG

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director

SHANGHAIMED, INC.

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director

TMF (CAYMAN) LTD.

By:	/s/ WOO PUI MAN / YEU CHI FAI
Name: Woo Pui Man / Yeu Chi Fai
Title: Authorized Signatories

TIME EVERGREEN COMPANY LIMITED

By:	/s/ S.B. Vanwall Ltd.
Name: S.B. Vanwall Ltd.
Title: Director